First Franklin Corporation
                            401 East Court Street
        P.O. Box 85350 / Cincinnati, Ohio 45201-5350 / (513) 721-1031




September 24, 1996


FOR IMMEDIATE RELEASE


CONTACT:  Thomas H. Siemers
          President and CEO
          721-0808



Thomas H. Siemers, President and CEO of First Franklin Corporation, has announced that the Board of Directors has declared a dividend of $0.08 per share for the third quarter of 1996. This is the thirty-second straight quarterly dividend declared by the Board. The quarterly dividend will be payable on October 15, 1996 to shareholders of record as of October 4.

First Franklin is the parent organization of Franklin Savings, which has seven offices in Greater Cincinnati.